EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Three Months Ended March 31, 2017

Earnings:
Income before equity in income of unconsolidated entities and income taxes	$18,165
Gain on sales of real estate	4,238
Combined fixed charges and preferred share dividends (from below)	24,042
Amortization of capitalized interest	645
Distributed income of equity investees	379
Subtract:
Capitalized interest (from below)	(1,531)
Preferred share dividends included in fixed charges	(3,180)
Preferred unit distributions included in fixed charges	(165)
Preferred distributions of other consolidated entities	(4)
Total earnings	$42,589

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense	$18,994
Capitalized interest (internal and external)	1,531
Interest included in rental expense	168
Preferred share dividends	3,180
Preferred unit distributions	165
Preferred distributions of other consolidated entities	4
Total combined fixed charges and preferred share dividends	$24,042

Ratio of earnings to combined fixed charges and preferred share dividends	1.77

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income of equity investees to income before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.